Exhibit 1.02

Conflict Minerals Report of Woodward, Inc.

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (“Form SD”) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD, and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”).

Woodward’s operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “Products”). We provide energy control and optimization solutions for the aerospace and energy markets through the precise and efficient control of fluid and electrical energy, combustion, and motion. Our key focus areas within the aerospace market are propulsion system control solutions for turbine powered aircraft, actuation systems and motion control solutions. Specific products include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Within the energy market, our key focus areas are control solutions for equipment that produce electricity using conventional or renewable energy sources; solutions for the control of power quality, distribution and storage on the electrical grid; and control solutions for power equipment used in the extraction, distribution and conversion of renewable and fossil fuels in marine, mobile, and industrial equipment applications. Specific products include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems.

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our Products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.woodward.com. The content on any web site referred to in this Report is not incorporated by reference into this Report unless, and to the extent, expressly noted.

1.	The Company’s RCOI and Due Diligence Process.

The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). The Company also exercised due diligence on the source and chain of custody of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development’s framework, “OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas,” Second Edition, including applicable supplements thereto (the “OECD Guidelines”).

RCOI

The Company does not purchase minerals directly from mines, smelters or refiners, but rather procures through many suppliers in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on those suppliers receiving purchase orders or contracts directly from Woodward to provide information regarding the origin of any conflict minerals that are included in our Products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with such suppliers to identify, where possible, the smelters and refiners of the Subject Minerals. Prior to the Reporting Period, we worked to identify suppliers that we believed could potentially provide materials containing Subject Minerals.

In connection with the creation of a corporate-level Form SD and associated Conflict Minerals Report, we created an integrated and filtered master supplier list to both ensure complete coverage of our corporate-wide supplier base and to minimize duplicate due diligence requests to the same supplier. We classify suppliers on this list into four categories:

1.	direct non-distribution suppliers;

2.	direct distribution suppliers;

3.	indirect suppliers; and

4.	Woodward Duarte suppliers (defined below).

The suppliers within each of these categories have unique supplier attributes necessitating specific treatments. Specifically, direct suppliers are those that provide items or services directly used in items that Woodward manufactures or contracts to manufacture. The direct non-distribution suppliers fabricate custom designed items to either Woodward specification or supplier-engineered specifications. The direct distribution suppliers are sources of items obtained from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or item manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies such as IPC – Association Connecting Electronics Industries, which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status via our first tier distribution suppliers. Indirect suppliers are not included in the Company’s Conflicts Minerals reporting, as they contribute items or services only for Woodward’s internal operations and infrastructure and are not incorporated into items that Woodward manufactures or contracts to manufacture. “Woodward Duarte suppliers” are those serving Woodward’s Duarte facility, which was acquired in December 2012 from General Electric. Conflicts Minerals’ due diligence with respect to the suppliers for the Duarte business was processed separately as the result of the timing of the Duarte business’ integration into Woodward’s operations.

As a result of this process, we identified 2,477 direct non-distribution suppliers, 253 direct distribution suppliers and 327 Woodward Duarte suppliers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing Subject Minerals. On or about April 9, 2013, we sent an initial letter, survey form and the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals (EICC-GeSI Template”), to each of the direct non-distribution suppliers that: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; and (ii) requested information regarding the presence and sourcing of conflict minerals used in the products supplied to the Company during the Reporting Period. The same information and request were sent to Woodward Duarte suppliers on July 8, 2013 and to direct distribution suppliers on August 22, 2013. Follow-up inquiries were sent to non-responsive suppliers in June 2013 (direct non-distribution suppliers only), January 2014 (all), February 2014 (all) and April 2014 (all). While Woodward monitored for and included new suppliers in our inquiries through August 2013, we are working to implement a process to capture all new suppliers on an ongoing basis and have included improvement actions in the continuous improvement tasks listed below. We also engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that they understood and complied with the responses to our inquiries regarding conflict minerals.

As a result of Woodward’s RCOI, we were unable to determine the specific country of origin of the Subject Minerals due to insufficient information. Accordingly, the Company undertook the due diligence process described below.

Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

OECD 5-Step Due Diligence Framework.

Woodward has implemented or is addressing each of the steps in the OECD 5-step due diligence framework as discussed or referenced below:

1.	Establish strong company management systems

Woodward has developed and adopted a conflict minerals policy, Policy 9-14, Conflict Minerals (the “Conflict Minerals Policy”), as discussed in the “Conflict Minerals Reporting Oversight and Adoption of Conflict Minerals Policy” section below. Executive oversight is also discussed therein. The Company implemented conflict minerals organizational responsibilities within our existing organizational structure, as discussed in the “Internal Team to Support Supply Chain Due Diligence” section below. Woodward has developed and is working to continuously improve our controls over our mineral supply chain through our purchase order and supplier agreement terms and conditions (refer to the “Purchase Order and Supply Agreement Terms And Conditions” section) and supply chain oversight and metrics (refer to the “Internal Measures Taken To Strengthen Supply Chain Due Diligence” section). Our existing business systems provide additional controls over our mineral supply chain; these systems are being enhanced as noted in the “Continuous Improvement of Supply Chain Due Diligence” section below, in order to support a by-customer, by-product, by-supplier and/or by-component reporting collection capability by the end of the SEC transition period. We also actively engage with our supply chain as discussed in the “Internal Measures Taken To Strengthen Supply Chain Due Diligence” section. Woodward’s internal team, discussed in the “Internal Team to Support Supply Chain Due Diligence” section, will develop during the SEC transition period a mechanism allowing any interested party to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area. These actions will be expanded and enhanced in accordance with the OECD Guidelines.

2.	Identify and assess risks in the supply chain

The supplier identification, supplier inquiries, data collection and analysis of the collected data, as discussed in this Section 1 of our Conflict Minerals Report, form the core of the identification and assessment of risks in the Woodward supply chain. Improvements discussed in the Continuous Improvement of Supply Chain Due Diligence section below are intended to result in a more robust by-supplier, by-item risk identification and assessment capability by the end of the SEC transition period.

3.	Design and implement a risk strategy

In addition to the supply chain oversight and performance monitoring discussed in the “Internal Measures Taken To Strengthen Company Engagement With Suppliers” section below, Woodward has several formal procedures and tools supporting risk mitigation relating to conflict minerals. These include but are not limited to our supplier assessment process, our purchasing procedures, our purchase order and supplier agreement terms and conditions, our supplier registration portal and our parts transition process. Woodward is developing a corporate-wide strategic conflict minerals risk identification and management / mitigation process and applications platform to provide a holistic, enterprise-wide approach to such risk management. This will include conflict minerals considerations to reach the stated goals in our Conflict Minerals Policy. Additional activities that support and enhance risk management are described in the “Continuous Improvement of Supply Chain Due Diligence” section below.

4.	Conduct independent third-party audits

In accordance with Form SD’s transition period, we have not yet implemented independent third-party audits for conflict minerals, which are not required to be reported until May 2016. However, preparation for and use of such audits is part of Woodward’s continuing planning and continuous improvement activity, as discussed below.

5.	Report annually on supply chain due diligence

As discussed throughout this Conflict Minerals Report, Woodward has implemented and continues to develop procedures associated with our SEC disclosure obligations on Form SD, including related to our RCOI and due diligence process. While currently developed on a Company-wide summary reporting basis, our continuing activities, some of which are described in the “Continuous Improvement of Supply Chain Due Diligence” section below, are intended to provide Woodward with the ability to identify, analyze, report and risk mitigate the Subject Minerals on a by-customer, by-product, by-supplier and/or by-component basis, by the end of the SEC reporting transition period in May 2016.

Conflict Minerals Reporting Oversight and Adoption of Conflict Minerals Policy.

Woodward’s Corporate Director, Global Trade Compliance & Associate General Counsel, serves as an advisor on conflict minerals compliance. Conflict minerals have also been a topic of discussion and review at Board of Directors meetings since September 2012. Woodward’s Corporate Vice President of Global Supply Chain and Woodward’s Chief Executive Officer approved and implemented the Conflict Minerals Policy. The Conflict Minerals Policy was published in March 2013 and posted to the Social Responsibility page of Woodward’s public web site, www.woodward.com. The Conflict Minerals Policy affirms that the Company takes our corporate responsibility seriously and that it is the Company’s goal only to use in our Products conflict minerals that are sourced responsibly. The Conflict Minerals Policy designates the Corporate Vice President of Global Supply Chain as responsible for the implementation and the establishment of required responsible, accountable, consultative and information relationships and contacts within the Company to ensure our compliance with conflict minerals reporting requirements.

Internal Team To Support Supply Chain Due Diligence.

The Company has established an internal team to manage conflict minerals engagement with our suppliers. Woodward sent a member of our Global Supply Chain team to a conference on Conflict Minerals on November 14, 2012. Based on information gathered from that conference, in January 2013, Woodward assigned our Global Supply Chain (“GSC”) with the responsibility for conflict minerals compliance. The GSC’s Business Integration Group was designated the focal point for the compliance efforts, as that group has responsibility for Global Supply Chain business systems, procedures, and compliance with government regulations. A conflict minerals compliance project manager was designated from the Audit and Compliance team within the GSC’s Business Integration Group to lead and implement Woodward’s detailed compliance activities and methods. The project manager, with other members assigned from the GSC’s Business Integration Group, with counsel from the Legal & Compliance Department, are the Company’s team of subject matter experts and implementers. The GSC is responsible for reaching out to the Company’s supply base on an ongoing basis to collect information, including EICC-GeSI Templates, regarding the presence and sourcing of conflict minerals in the products supplied to the Company. The Global Supplier Managers (commodity managers) within the GSC have also provided focused support as required. These actions have aligned existing strategic and organizational structures to address the due diligence and reporting requirements of Form SD.

Internal Measures Taken To Strengthen Company Engagement With Suppliers.

The Company has undertaken the task of increasing our supply chain transparency and identifying risks within our supply chain. The Company is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. The Conflict Mineral Policy directs Woodward to take appropriate measures to ensure participants in our global supply chain exercise due diligence and comply with reporting and other compliance requirements with respect to the items Woodward procures from them. Moreover, the Company’s standard Purchase Order Terms and Conditions and Supplier Agreement Terms and Conditions require that suppliers comply with various contract provisions, legal requirements and industrial standards under local, regional and national laws and regulations of the countries in which the suppliers conduct business. The Company, through GSC, continually monitors the performance of the Company’s suppliers, specifically in terms of Quality, Delivery, Responsiveness and Cost. The monitoring includes visits to supplier facilities when deemed appropriate. We continually refine the alignment of our purchased parts requirements and purchased subsystem requirements to the capabilities and performance of our suppliers, while maintaining compliance with government regulations. As some Woodward business units have significant business on U.S. Government projects, these regulations include the small business program defined in the Federal Acquisition Regulations (“FAR”), and the specialty metals requirements of the Defense Federal Acquisition Regulations Supplement (“DFARS”). GSC integrates all of these government requirements into the Company’s supply chain strategies, which are then executed by the business unit purchasing organizations. The Audit and Compliance function within the GSC Business Integration Group reviews and oversees purchase orders and supplier agreements that have government regulation requirements. Through this process, the Company is able to remain engaged with our supply base from a quality and compliance perspective.

Purchase Order and Supply Agreement Terms and Conditions

The Company has also strengthened our commitment to the responsible sourcing of conflict minerals though the use of specific provisions in our purchase orders and supplier agreements. These provisions, which are provided to all Woodward suppliers, obligate the suppliers to support Woodward’s conflict minerals due diligence and reporting requirements, including through disclosure as to whether their products contain conflict minerals and, if so, require our suppliers to provide us with sourcing information for such conflict minerals.

Report Annually on Supply Chain Due Diligence.

The Form SD and this Report are publicly available at www.woodward.com and meet the OECD recommendation to report annually on supply chain due diligence.

2.	Diligence Results.

The Company manufactures items that contain one or more Subject Minerals. Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information to determine the smelter and/or country of origin of the Subject Minerals during this Reporting Period.

The following factors, among others, have contributed to this outcome:

1. Certain suppliers have reported their sourcing results on a company-wide basis. As a result, it is not possible to determine from such a report the smelter and/or country of origin for the Subject Minerals supplied to Woodward.

2. Certain suppliers have reported that they are unable to determine the smelter and/or country of origin for Subject Minerals contained in materials or components supplied to Woodward. Such a report at any point in a supply chain will drive an equivalent response as the best-case result for all downstream suppliers in that chain.

These results, and our activities described in the Conflicts Minerals Report, have identified a number of areas for Woodward to address for the next and subsequent reporting periods. Please refer to the “Continuous Improvement of Supply Chain Due Diligence” section below for a list of these improvement areas.

3.	Additional Due Diligence and Risk Mitigation.

The Company expects to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the conflict minerals contained in the Company’s Products benefit armed groups in the Covered Countries:

Continuous Improvement of Supply Chain Due Diligence

The Company will continue to improve our supply chain due diligence efforts to mitigate the risk that the conflict minerals in our Products benefit armed groups in the Covered Countries. Such measures include, but are not limited to:

•	continuing to assess the presence of conflict minerals in our supply chain;

•	clearly communicating expectations with regard to supplier performance, transparency and sourcing;

•	increasing the response rate for the RCOI process;

•	improving the supplier selection process to more accurately and more completely include new suppliers added to Woodward supplier databases

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program;

•	contacting all direct and Woodward Duarte suppliers that are using smelters and/or refiners identified as a result of the RCOI process that have not been or are in the process of being validated as a conflict free smelter. Woodward will work with these suppliers to either: 1) facilitate their smelter’s / refiner’s participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program; or 2) encourage and facilitate the transfer of their smelter / refiner use to smelters / refiners that are participating in a “conflict free” validation process;

•	researching the extensive use of tin as a component in a wide variety of non-obvious materials, to further assess if such materials are contained within Woodward Products, and using this information to facilitate and/or validate the correctness of supplier sourcing information;

•	incorporating enhancements to our business systems to collect and filter purchased part/subsystem data on a by-customer / by-Woodward-end-item basis, as a means to provide supplier item-specific disclosure requirements to each of our suppliers;

•	incorporating conflict minerals RCOI and due diligence requirements as updates to Woodward’s formal new supplier assessment process, existing supplier audit process and parts transition process as means to enhance our risk mitigation activities;

•	assessing the efficacy of obtaining supplier RCOI information on a by-order / by-receipt basis, developing processes and tools to implement if appropriate, and developing the mechanisms for data collection and analysis that will further assure that Woodward provides accurate, definitive and complete sourcing information at the end of the current transition period for all items containing conflict minerals that we manufacture and contract to manufacture; and

•	continuing to monitor developments in conflict minerals policy, SEC guidance and interpretations, related regulatory requirements, and enhanced tools and reference databases through Woodward participation in government, industry and professional association subject-matter-expert offerings relevant to our industry.